United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

(Mark One)

☒                              Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2014

OR

☐                                 Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934. (No fee required)

For the transition period from             to

Commission File Number 1-18378

A.                  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sanofi Puerto Rico Group Savings Plan
55 Corporate Drive
Bridgewater, NJ 08807-5925

B.                  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI

54, rue La Boétie
75008 Paris, France

Sanofi Puerto Rico Group Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

With Report of Independent Registered Public Accounting Firm

Sanofi Puerto Rico Group Savings Plan

23.1      Consent of Independent Registered Public Accounting Firm

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of

Sanofi Puerto Rico Group Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sanofi Puerto Rico Group Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Sanofi Puerto Rico Group Savings Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
June 26, 2015

Sanofi Puerto Rico Group Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2014 and 2013

	2014	2013
ASSETS
Investments at fair value
Plan interest in the Sanofi U.S. Group Savings Master Trust	$25,123,963	$25,048,582

Total investments at fair value	25,123,963	25,048,582

Receivables
Contributions receivable from participating employees	14,980	13,478
Contributions receivable from employer, net of forfeitures	23,224	48,713
Other receivable	7,698	7,500
Notes receivable from participants	488,642	361,655

Total receivables	534,544	431,346

Total Assets	25,658,507	25,479,928

LIABILITIES
Accrued administrative expenses	12,416	1,063

Net assets available for benefits, at fair value	25,646,091	25,478,865

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(100,885)	(114,677)

Net assets available for benefits	$25,545,206	$25,364,188

The accompanying notes are an integral part of these financial statements.

Sanofi Puerto Rico Group Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2014 and 2013

	2014	2013
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions:
Employee	$649,173	$611,621
Employer	635,129	655,506
Investment income:
Net investment income allocated from Master Trust	1,129,325	3,214,005
Miscellaneous Income	17,923	7,500
Interest on notes receivable from participants	198	17,244

Total additions	2,431,748	4,505,876

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Distributions	2,213,422	1,203,429
Fees and administrative expenses	37,308	37,894

Total deductions	2,250,730	1,241,323

Increase in net assets available for benefits	181,018	3,264,553

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	25,364,188	22,099,635

End of year	$25,545,206	$25,364,188

The accompanying notes are an integral part of these financial statements.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

1.              Description of the Plan

The following description of the Sanofi Puerto Rico Group Savings Plan (the “Plan”), provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Description — The Plan is a defined contribution plan that covers substantially all the employees of Sanofi Puerto Rico Inc. as they meet the prescribed eligibility requirements.  All employees are eligible to participate in the Plan beginning on the first day of employment. Effective October 1, 2012, Sanofi Puerto Rico Inc. (the “Company”) assumed the sponsorship and all related obligations and responsibilities of the Plan, transferred from predecessor plan sponsor Sanofi U.S. LLC.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust — Effective April 1, 2012, Sanofi U.S. LLC, Sanofi Pasteur Inc., sanofi-aventis Puerto Rico Inc. and T. Rowe Price Trust Company entered into an amended and restated Master Trust Agreement, and the sanofi-aventis U.S. Savings Master Trust was renamed the Sanofi U.S. Group Savings Master Trust (the “Master Trust”) to serve as the funding vehicle for the Plan.  Accordingly, the assets of the Plan are maintained, for investment and administrative purposes only, on a commingled basis with the assets of the other plans of the employers within the parent company.  The investments included in the Master Trust are equities, mutual funds, commingled funds, and guaranteed investment contracts.  No plan has any interest in the specific assets of the Master Trust, but maintains beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (Note 3).

Trustee and Recordkeeper — Banco Popular is the Plan’s titular trustee (the “Trustee”).  T. Rowe Price Trust Company is party to the Master Trust agreement discussed above which governs and maintains the Plan’s commingled assets.  T. Rowe Price Retirement Plan Services Inc. is the Plan’s recordkeeper (Note 6).

Plan Administration — The sanofi-aventis U.S. Administrative Committee (the “Committee” or “Plan Administrator”), as appointed by the sanofi-aventis U.S. Pension Committee, is responsible for the general administration of the Plan.  The Board of Directors has appointed the Trustee with the responsibility for the administration of the Master Trust Agreement and the management of the assets.

Participant Accounts — Each participant’s account is credited with the participant’s contributions, and Company matching contributions, and Plan earnings.  Participant accounts are charged with an allocation of administrative expenses and Plan losses.  Allocations are based on participant earnings, account balances, or specific participant transactions, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Employee Contributions — The Plan offers auto-enrollment with a 30-day opt-out from date of hire. Participants are allowed to contribute up to 75% of their eligible compensation as pre-tax contributions, and up to 10% in after-tax contributions. Contributions are subject to certain Puerto Rico Internal Revenue Code Section 1165(e) limitations of $15,000 for 2014 and 2013.  Employees 50 years old or older may make an additional catch-up contribution of up to $1,500 during both 2014 and 2013.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

Plan participants may make a direct or indirect rollover contribution to the Plan from a former employer’s tax qualified plan.  Participants can also rollover IRA distributions (excluding minimum required distributions and nondeductible contributions).

Employer Matching Contributions — The Company matching contribution is 150% of the pre-tax contributions for all participants, up to 6% of total compensation.

Upon Plan enrollment, a participant may direct employee contributions into any of the Plan’s fund choices.  Participants may change their investment choices at any time.  The Company’s contributions are allocated in the same manner as that of the participants’ elective contributions.

Vesting — Effective April 1, 2012, all eligible employees hired on or before March 31, 2012 became 100% vested in their Company matching contribution account.  Employees hired on or after April 1, 2012 will be 100% vested in their Company matching contribution account after 2 years of service. Participants are always 100% vested in their pre-tax, catch up, and after-tax contribution accounts (contributions and related earnings).  Prior to April 1, 2012, employees who were participants on or before December 31, 2005 were 100% vested in their Company matching contribution account (contribution and related earnings), and employees hired on or after January 1, 2006 were 100% vested in their Company matching contribution account after three years of service.

Payment of Benefits — Plan participants who leave the Company as a result of death, disability, retirement, or termination may choose one or a combination of the following distribution methods: receive the entire amount of their account balance in one lump-sum payment; or receive the distribution in the form of recurring annual installments over a period of between three and fifteen years.  If a participant dies, the participant’s designated beneficiary will receive the payments.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan.

Notes Receivable from Participants — Plan participants may borrow from $1,000 up to a maximum equal to the lesser of 50% of the value of their vested account balance or $50,000 less the highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the Plan document.  Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Plan Administrator.  Currently, interest rates associated with participant loans range from 4.25% to 9.25%. Principal and interest are paid notably through payroll deductions generally over a term of up to five years.  As of April 1, 2012, a participant may not have more than two loans outstanding at any point in time.  Extended terms of up to 15 years are available should the loan relate to the purchase of a primary residence.

Forfeitures — Forfeited nonvested accounts may be used to pay the administrative expenses and/or to reduce the amount of employer contributions which are to be paid to the Plan. Unallocated forfeitures balances were $-0- as of December 31, 2014 and 2013. During 2014 and 2013, no forfeitures were used to offset employer matching contributions to the Plan.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

Revenue Sharing — The Plan has entered into a revenue sharing agreement with T. Rowe Price Retirement Plan Services, Inc. (“TRP”). Under the terms of the agreement TRP will provide the Plan with a fixed annual administrative budget amount that will be increased each year by a comparable amount of loan initiation fees TRP has estimated to receive for that year. The administrative budget may be used to pay certain administrative expenses of the Plan, as directed by the Plan Sponsor. If in any year the administrative budget exceeds the sum of Plan expenses paid during that year the excess shall be allocated to participant accounts as specified by the Plan documents. For the plan years 2014 and 2013, TRP contributed $31,698 and $52,529, respectively, to the Plan’s administrative budget account. For 2014 and 2013, the Plan used $28,198 and $49,481, respectively, of the administrative budget to off-set Plan expenses. In addition, during 2014 and 2013, amounts totaling $1,101 and $671, respectively, were allocated to participant accounts. As of December 31, 2014 and 2013, the balances of the administrative budget accounts were $7,662 and $5,263, respectively. Included within the year end balances are revenue sharing contribution receivables of $7,698 and $7,500, respectively, and amounts payable from administrative budget account of $11,850 and $5,340, respectively.

2.              Summary of Significant Accounting Policies

Basis of Accounting — The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation — For investment and administrative purposes, the Plan’s assets are held within the custody of the Master Trust.  The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust.  The Plan’s interest in the Master Trust is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses.

Investment contracts held by the Master Trust are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment for the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Notes Receivable from Participants — Notes receivable from participants represent loans recorded at their unpaid principal balance plus accrued interest.  Interest income generated on the notes receivable is recorded when earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2014 or 2013.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default based on Plan provisions, the participant loan balance is reduced and a benefit payment is recorded.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

Benefit Payments — Benefits are recorded when paid.

Fees and Administrative Expenses — All external third party expenses and internal expenses relating to the administration of the Master Trust and managing the funds established thereunder are borne by the participating plans, unless they are paid by the Company.  Brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are paid out of the funds to which such charges are attributable.

Risks and Uncertainties — The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets available for Benefits.

Recent Accounting Pronouncement — In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurements (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), (“ASU 2015-07”).  ASU 2015-07 permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value (“NAV”) per share of the investment in order to address the diversity in practice related to how certain investments measured at NAV with redemptions dates in the future are categorized within the fair value hierarchy.  This ASU eliminates the requirement to categorize investments measured using the NAV practical expedient in the fair value hierarchy.  Reporting entities should continue to disclose information on investments for which fair value is measured at NAV as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from the NAV.  ASU 2015-07 is to be applied retrospectively and is effective for interim and fiscal years beginning after December 15, 2015.  Early adoption is permitted.  Plan management is currently evaluating the impact that ASU 2015-07 will have on the Plan’s financial statements.

Reclassifications — Certain reclassifications have been made to the previous period’s financial statements in order to conform to the current year’s presentation.

3.              Investment in Plan Master Trust

At December 31, 2014, the Master Trust comprises the investment assets of the Plan and the Sanofi U.S. Group Savings Plan.  Certain investment assets of the Master Trust, related earnings (losses), and expenses are allocated to all the plans that participate in the Master Trust based upon the total of each individual participant’s share of the Master Trust.

At December 31, 2014 and 2013, the Plan’s interest in the Master Trust was approximately 1% of the total trust.  The Plan’s interest in the Master Trust represented 5% or more of the Plan’s net assets available for benefits, as of December 31, 2014 and 2013.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

The following table presents the net assets of the Master Trust as of December 31, 2014 and 2013.  Receivables and payables associated with the investment fund are not material to the net assets of the Master Trust and are included within the total investment balance.

	2014	2013
Common and commingled trusts
Retirement date trusts (a)	$3,414,619,350	$3,194,565,547
U.S. and International equities	426,145,928	365,449,251
Fixed income securities	55,895,375	43,039,206
Separately managed accounts
U.S. and International equities	157,622,279	160,566,751
Company stock	109,492,659	123,250,329
Fixed income securities	146,212,056	152,007,963
Mutual funds
U.S. and International equities	93,462,992	90,116,866
Money market	1,961,925	2,172,528
Stable value fund (b)
Short-term investment fund (c)	49,331,305	42,169,254
Synthetic investment contracts	421,941,905	410,587,149
Guaranteed investment contracts	6,116,976	28,121,540
Total investments at fair value	4,882,802,750	4,612,046,384

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,106,560)	(8,620,038)
Total investments at contract value	$4,873,696,190	$4,603,426,346

Plan Interest in Master Trust at Contract Value	$25,023,078	$24,933,905

(a)         This category includes investments in a blend of diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances gauged upon an expected retirement date.  The funds share the common goal of growing principal in earlier years and then later preserving the principal balance closer to an expected retirement date.

(b)         This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts.  Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.  The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund.  The fair value differs from the contract value which is the relevant measurement basis attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

(c)          This category includes a common/collective trust fund that is designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills and various short-term debt instruments.  There are currently no redemption restrictions on this investment.  The fair value of the investment in this category has been estimated using the net asset value per share.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

During 2014 and 2013, the Master Trust’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	Year Ended December 31,
	2014	2013
Net Appreciation/(Depreciation) in Fair Value of Investments:
Company stock	$(17,963,814)	$13,737,699
Mutual funds	404,324	848,351
Common and commingled trusts	256,918,335	653,646,722
Separate accounts	(5,070,894)	15,362,750
Net Appreciation in Fair Value	$234,287,951	$683,595,522

The following are the changes in net assets for the Master Trust for the year ended December 31, 2014 and 2013.

	2014	2013
Net Appreciation in Fair Value of Investments	$234,287,951	$683,595,522
Dividends	8,708,168	9,373,813
Interest	11,046,384	10,969,889
Net investment income	254,042,503	703,939,224

Net transfers	16,227,341	43,167,393

Increase in Net Assets	270,269,844	747,106,617

Net Assets:
Beginning of Year	4,603,426,346	3,856,319,729
End of Year	$4,873,696,190	$4,603,426,346

Investment Valuation and Income Recognition — Master Trust investments are stated at fair value.  Investments in mutual funds are valued at the published net asset value of shares held at year end.  Investments in commingled funds are stated at fair value based on unit values provided by the administrator, which are based on market values of underlying investments.  Common stock is valued at the last closing price at end of the year.  Short term securities are valued at amortized cost which includes cost plus accrued interest, which approximates fair value.  Traditional GICs are stated at fair value based on a discounted cash flow method.  The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value.

Securities transactions are recorded on the trade-date (the day the order to buy or sell is executed).  Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

Guaranteed Investment Contracts — The Master Trust entered into benefit-responsive investment contracts in the Stable Value Fund which invest primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (investment advisor).  Contract values represent contributions made to the investment contracts plus earnings, less participant withdrawals and administrative expenses.  These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies.  The contracts are considered fully benefit-responsive and are comprised of traditional guaranteed investment contracts (“GICs”) and synthetic contracts (“SICs”).  These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The fair value of traditional GICs equals the total of the fair value of the underlying assets calculated using the present value of contract cash flows.  The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value.  The wrap rebid value is $241,412 and $231,632 at December 31, 2014 and 2013, respectively.

The issuers of the synthetic GICs are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.  The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time.  Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term.  There are currently no reserves against contract values for credit risk of the contract issuers or otherwise and do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.  Each contract is subject to early termination penalties that may be significant.

The average crediting rate for the investment contracts was 2.66% for both 2014 and 2013.  The average yield was 2.62% and 2.41% during 2014 and 2013, respectively.  The Plan’s interest in the GICs within the Master Trust was approximately 1% at December 31, 2014 and 2013.

Certain events could limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Fair Value Measurements — The accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).  The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•      Quoted prices for similar assets or liabilities in active markets;

•      Quoted prices for identical or similar assets or liabilities in inactive markets;

•      Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.  Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The valuation technique used needs to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2014.  Except as disclosed in Note 4, all of the Plan’s assets are invested in the Master Trust.

Mutual Funds — Valued at the net asset value (NAV) of shares held by the Master Trust at year end, which are based on quoted market prices.  They are classified within Level 1 of the valuation hierarchy.

Guaranteed Investment Contracts — Valued at fair value by discounting the related cash flows based on current yields of a similar instrument with comparable durations considering the credit-worthiness of the issuer.  The traditional GICs are classified within Level 3 of the valuation hierarchy.

Synthetic Guaranteed Investment Contracts — The fair value of the synthetic guaranteed investment contracts is based on the underlying investments.  As of December 31, 2014, the investments underlying the synthetic guaranteed investment contracts were approximately 41% corporate securities, 19% asset-backed securities, 20% agency debt securities, 19% in U.S. treasury securities, and 1% in other securities, which are publicly traded.  As of December 31, 2013, the investments underlying the synthetic guaranteed investment contracts were approximately 41% corporate securities, 27% asset-backed securities, 12% agency debt securities, 18% in US treasury securities, and 2% in other securities, which are publicly traded.  The value of the wrapper contracts is determined using rebid rates from the wrapper provider, and is included in the synthetic guaranteed investment contracts amount of the Master Trust shown below.  The synthetic GICs are classified within Level 2 of the valuation hierarchy.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

Company Stock and Other Common Stocks — These investments are valued at the publicly traded price of equity securities held in all of the Master Trust’s separate accounts.  Company stock and other common stocks are classified within Level 1 of the valuation hierarchy.

Fixed Income Securities — These investments include corporate bonds and U.S. government securities held in all of the Masters Trust’s separate accounts, and are valued using pricing models maximizing the use of observable inputs for similar securities. In addition, the valuation of corporate bonds also includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. Fixed income securities are classified within Level 2 of the valuation hierarchy.

Common and Commingled Trust Funds — These investments are public investment vehicles consisting of target date funds and equity index funds.  These funds permit daily redemptions of units and are valued using the NAV provided by the administrator of the fund.  The NAV is based on the value of underlying assets owned by the fund, less its liabilities, and then divided by the number of units outstanding.  The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

Short-Term Investments — Short-term investments include corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored enterprise obligations, and other. Short-term investments are classified within Level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with ASC 820 guidance, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the end of the reporting period.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

The following tables set forth by level, within the fair value hierarchy, the Master Trust assets at fair value as of December 31, 2014 and 2013:

	2014
	Level 1	Level 2	Level 3	Total
Common and commingled trusts
Retirement date trusts	$—	$3,414,619,350	$—	$3,414,619,350
U.S. Equities	—	358,911,561	—	358,911,561
International Equities	—	67,234,367	—	67,234,367
Fixed Income Securities	—	55,895,375	—	55,895,375
Separate accounts:
International Common Stocks	95,988,832	—	—	95,988,832
Small Cap Common Stocks	45,319,360	—	—	45,319,360
Mid Cap Common Stocks	16,314,087	—	—	16,314,087
Fixed Income Securities	—	146,212,056	—	146,212,056
Company stock	109,492,659	—	—	109,492,659
Mutual funds:
Money market	1,961,925	—	—	1,961,925
Brokerage account:
Mutual funds:
Domestic Equity	37,936,683	—	—	37,936,683
International Equity	9,454,221	—	—	9,454,221
Fixed Income	10,215,447	—	—	10,215,447
Blended or Hybrid Funds	23,029,519	—	—	23,029,519
Interest bearing cash	12,827,122	—	—	12,827,122
Stable value fund:
Short-term investment fund	—	49,331,305	—	49,331,305
Synthetic guaranteed investment contracts	—	421,941,905	—	421,941,905
Guaranteed investment contracts	—	—	6,116,976	6,116,976
Total assets at fair value	$362,539,855	$4,514,145,919	$6,116,976	$4,882,802,750

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

	2013
	Level 1	Level 2	Level 3	Total
Common and commingled trusts
Retirement date trusts	$—	$3,194,565,547	$—	$3,194,565,547
U.S. Equities	—	299,412,251	—	299,412,251
International Equities	—	66,037,000	—	66,037,000
Fixed Income Securities	—	43,039,206	—	43,039,206
Separate accounts:
International Common Stocks	106,672,760	—	—	106,672,760
Small Cap Common Stocks	39,249,629	—	—	39,249,629
Mid Cap Common Stocks	14,644,362	—	—	14,644,362
Fixed Income Securities	—	152,007,963	—	152,007,963
Company stock	123,250,329	—	—	123,250,329
Mutual funds:
Money market	2,172,528	—	—	2,172,528
Brokerage account:
Mutual funds:
Domestic Equity	38,779,551	—	—	38,779,551
International Equity	10,000,205	—	—	10,000,205
Fixed Income	9,509,773	—	—	9,509,773
Blended or Hybrid Funds	17,052,528	—	—	17,052,528
Interest bearing cash	14,774,809	—	—	14,774,809
Stable value fund:
Short-term investment fund	—	42,394,498	—	42,394,498
Synthetic guaranteed investment contracts	—	410,361,905	—	410,361,905
Guaranteed investment contracts	—	—	28,121,540	28,121,540
Total assets at fair value	$376,106,474	$4,207,818,370	$28,121,540	$4,612,046,384

The following table sets forth a summary of changes in the fair value of the Master Trust’s Level 3 assets for the year ended December 31, 2014 and 2013:

	2014	2013
Balance at beginning of year	$28,121,540	$31,417,458

Realized gains	177,000	496,903
Unrealized losses relating to instruments still held at the reporting date	(107,450)	(289,552)
Purchases	—	—
Sales	(22,074,114)	(3,503,269)
Balance at end of year	$6,116,976	$28,121,540

Amount of losses for the year attributed to the change in unrealized losses relating to assets and liabilities still held at year end	$(107,450)	$(289,552)

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table represents the Master Trust’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs.

As of December 31, 2014

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Guaranteed investment contracts	$6,116,976	Discounted Cash Flow	Duration Payout Date	1.0 12/15/2015	1.0

As of December 31, 2013:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Guaranteed investment contracts	$28,121,540	Discounted Cash Flow	Duration Payout Date	0.4-1.9 05/21/2014- 12/15/2015	0.9

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

Fair Value of Investments in Entities that Use NAV — In accordance with fair value measurements and disclosures guidance, the following table presents the category, fair value, redemption frequency, and redemption notice period for Master Trust investments, the fair values of which are estimated using the NAV per share as of December 31, 2014 and 2013:

December 31, 2014	Fair Value(1)	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Sanofi Stable Value Fund	$477,390,186	$—	Daily	None
Sanofi U.S. Active Bond Fd	146,212,056	—	Daily	None
Blackrock U.S. Debt Index	55,895,375	—	Daily	None
Sanofi International Stock Index	67,234,367	—	Daily	None
Sanofi U.S. Active Stock	159,199,865	—	Daily	None
Sanofi U.S. Stock Index	261,345,143	—	Daily	None
Sanofi-Aventis International Core Fund	95,988,832	—	Daily	None
TRP Retirement Date Trusts	3,414,619,350	—	Daily	None
Sanofi-Aventis ADR Fund	109,492,659	—	Daily	None

December 31, 2013	Fair Value(1)	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Sanofi Stable Value Fund	$480,877,943	$—	Daily	None
Sanofi U.S. Active Bond Fd	152,007,963	—	Daily	None
Blackrock U.S. Debt Index	43,039,206	—	Daily	None
Sanofi International Stock Index	66,037,000	—	Daily	None
Sanofi U.S. Active Stock	147,599,201	—	Daily	None
Sanofi U.S. Stock Index	205,707,041	—	Daily	None
Sanofi-Aventis International Core Fund	106,672,760	—	Daily	None
TRP Retirement Date Trusts	3,194,565,547	—	Daily	None
Sanofi-Aventis ADR Fund	123,250,239	—	Daily	None

(1) The fair value of investment has been estimated using the net asset value of the investment.

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

4.              Income Tax Status

On April 25, 2012, the Plan received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury stating that the Plan, as then designed, was qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (the “PR Code”).  The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the PR Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Puerto Rico Department of Treasury.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

5.              Reconciliation of Financial Statements to Form 5500

GICs and synthetic GICs are reported at fair value for Form 5500 purposes.  For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value.  Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2014	2013

Net assets available for benefits per the financial statements	$25,545,206	$25,364,188

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	100,885	114,677

Net assets available for benefits per Form 5500	$25,646,091	$25,478,865

The following is a reconciliation of total income per the financial statements to Form 5500 for the year ended December 31, 2014.

2014

Total additions per the financial statements	$2,431,748

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,792)

Total income per Form 5500	$2,417,956

Sanofi Puerto Rico Group Savings Plan

Notes to the Financial Statements

December 31, 2014 and 2013

6.              Related Party and Party-in-Interest Transactions

Certain Master Trust investments are shares of mutual funds managed by T. Rowe Price Trust Company, a party to the Master Trust Agreement and an affiliate of T. Rowe Price Retirement Plan Services, Inc. T. Rowe Price Retirement Plan Services Inc. is the recordkeeper of the Plan.  Therefore, these transactions qualify as party-in-interest transactions.

The Master Trust invests in shares of the parent company, Sanofi, through the Sanofi-Aventis ADR Fund (the “fund”); therefore, these transactions qualify as party-in-interest transactions.  The above transactions are not considered prohibited transactions under the prohibited transaction rules. During the year ended December 31, 2014, the Master Trust made purchases of approximately $14,509,753, sales of approximately $7,172,882, realized gains of $ 3,998,582 and dividend income of $3,557,581 earned from the investment in the Company’s common stock. Total shares and market value of the fund held at December 31, 2014 were 6,185,467 and $109,492,659, respectively. During the year ended December 31, 2013, the Master Trust made purchases of approximately $12,818,135, sales of approximately $3,150,025, realized gains of $1,753,155 and dividend income of $3,388,598 earned from the investment in the Company’s common stock. Total shares and market value held at December 31, 2013 was 6,105,068 and $123,250,329, respectively.

Certain administrative fees have been paid through a revenue sharing agreement with T. Rowe Price Retirement Plan Services Inc. rather than direct payments, see Note 1.

Loans to participants also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

7.              Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the PR Code.

8.              Subsequent Events

Plan management has evaluated all subsequent events through June 26, 2015, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

Sanofi Puerto Rico Group Savings Plan

PLAN EIN:              36-4406953

PLAN NUMBER:   001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2014

(a)	(b) IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE	(d) COST	(e) CURRENT YEAR

*	Sanofi U.S. Group Savings Master Trust	Various instruments	**	$25,123,963

*	Participant Loans	Interest Rates 4.25% - 9.25%	-0-	488,642

 *              Indicates party-in-interest to the Plan

**          Cost not required for participant directed investments

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sanofi Puerto Rico Group Savings Plan

		By:	/s/ Richard M. Johnson
Richard M. Johnson, for the Retirement Plan Administrative Committee, Plan Administrator

Date:	June 26, 2015

EXHIBITS

Exhibit	Exhibit Number

Consent of Independent Registered Public Accounting Firm	23.1